

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

September 3, 2010

Mr. C.S. Mansfield, Jr.
President
Biddeford and Saco Water Company
181 Elm Street
Biddeford, ME 04005

> **Re:** **Biddeford and Saco Water Company**
> **Amendment to Offering Statement on Form 1-A**
> **Filed August 12, 2010**
> **File No. 024-10271**

Dear Mr. Mansfield:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. Your response to comment one from our letter dated June 23, 2010 makes reference to an attachment labeled Exhibit A. We were unable to locate this in the materials sent. Please resubmit with your next correspondence.

Item 1

2.	We reissue comment three from our letter dated June 23, 2010.  Please reconcile the disclosure in this section regarding the issuer's officers with the disclosure beginning on page 15.  For instance, we note the statement on page 17 that Christopher Mansfield "is responsible for … providing assistance to the other members of the Company's management team."  We also note that the disclosure on page five indicates you have four management employees.

3.	We reissue comment five from our letter dated June 23, 2010.  Please provide the business and residential address for Meredith McLaughlin, as required by Item 1 of Part I of Form 1-A.

4.	Please provide a response to Item 1(j)-(m) of Form 1-A.  A response should be provided even where the response is not applicable.

Item 4

5.	We note your response to comment seven from our letter dated June 23, 2010 and the reference to the attached exhibit, and we reissue the comment.  We direct you to comment one regarding the fact that we were unable to locate the attached exhibit.  In addition, the information responding to this comment should be addressed in the text of your response to Item 4.  Please revise your response to Item 4(b) of Part I to address the jurisdictions in which you will make offers pursuant to preemptive rights.  Address, for each state, how your offers and sales with comply with relevant "blue sky" laws and who will conduct the offering on your behalf.  Also provide such information for the remainder of the offering that will be offered other than pursuant to the preemptive rights.

Risk Factors, page 1

6.	Please revise the first risk factor to specify the company's current mortgage debt as a percentage of plant cost/value and specify the limits the indenture has placed on the amount of long-term debt in relation to equity and state the company's current ratio of long-term debt to equity.  Provide similar disclosure in the business section.

7.	Please update the disclosure in risk factor eight to reflect the balance of the line of credit as of the most recent practicable date.  Please update disclosure throughout the offering circular, as necessary.

Business and Properties, page 7

8.	Please provide a more detailed response to Question 3(a)-(b), (g), and (i) of Model A.

9.  We reissue comment 16 from our letter dated June 23, 2010.  We note the reference on page four to footnote five to the financial statements for the material terms of the mortgage indenture.  Please revise to discuss the material terms of the indenture in this section and the impact that the indentures have on your business and plans. Provide similar disclosure for your other outstanding borrowings under your credit facilities and file the credit facilities as exhibits.  In addition, we note the limitations on your ability to issue additional bonds under the indenture.  To the extent that you contemplate any improvements, extensions or additions to your plant after this offering, please discuss.  For instance, we note the discussion regarding the ongoing water main replacement program on page nine.

10. Please revise section 3(c) to discuss any recognized trends within your industry.  In addition, indicate the current or anticipated prices or price ranges for the company's services, or the formula for determining prices.  Please discuss in greater detail how the prices are established in light of the regulation as a public utility.

11. We partially reissue comment 15 from our letter dated June 23, 2010.  Please file any agreements relating to the public fire protection as exhibits.

12. We note the statement that you do not anticipate any significant change in staffing within the next twelve months.  However, please note that Item 3(f) of Model A requires disclosure of the number of employees the company anticipates it will have within the next twelve months.  Also, please state the number of the company's present employees, as required by Item 3(f).

13. Please reconcile the disclosure on page six that the MPUC authorized the issuance of up to 35,000 shares of common stock in connection with this offering, with your supplemental response to comment 13 from our letter dated June 23, 2010, which indicates that the MPUC authorized the issuance of up to 31,000 shares of common stock.

Offering Price Factors, page 15

14. We note in Question 7(a) that you have included your net tangible book value as of December 31, 2009.  Please revise to present your net tangible book value as of the most current balance sheet date presented (i.e. May 31, 2010).  Also, please update all references to your revised net tangible book value (e.g. risk factor (14) on page 11).

15. We note your response to prior comment 23 that you deemed unamortized bond issuance expense and other deferred debits to be tangible assets because they relate to tangible assets and are recoverable for rate-making purposes.  However, we continue to believe that under GAAP, bond issuance expense and other deferred debits are considered to be intangible assets because they lack physical substance.  Accordingly, please revise to exclude these items from the computation of net tangible book value.  If you continue to believe your methodology is appropriate, please clarify whether your position is based

upon GAAP or regulatory accounting principles and provide the specific reference to the authoritative literature that supports your conclusion.

Use of Proceeds, page 9

16.     Please disclose the amount outstanding under your operating line of credit and the interest rate as of the most recent practicable date.  In addition, to the extent the line of credit was incurred within the past year, describe the use of the proceeds from the line of credit.

17.     Revise to indicate the degree to which your offering expenses are estimates.  Also, clarify the degree to which these offering expenses will be incurred irrespective of your ability to generate offering proceeds.  Lastly, please explain the reference to the proceeds being used to "cover outstanding payables" on page 10.

18.     Your risk factor ten states that your "earnings have not been sufficient to fund necessary replacements and improvements [to your] capital plant, thereby requiring [you] to utilize debt …" Please revise to address this and discuss all necessary near and longer term replacements and improvements.

19.     Please remove the reference on page 10 to earning a greater return on your assets, as there is no guarantee that this will occur.

Capitalization, page 11

20.     Please include the par or stated value per share of common stock and the preferred stock table, as required by Item 13 of Model A.

21.     Please revise your capitalization table to include your most recent balance sheet (i.e., May 31, 2010) consistent with the recent financial statements presented.

22.     We note your response to our prior comment 20 that you have included deferred salaries in your calculation of total long-term debt.  Please explain to us the basis for this inclusion because deferred salaries are not typically considered to be long-term debt; alternatively, revise to delete deferred salaries from this total.

Plan of Distribution, page 13

23.     Please revise to disclose the date used to determine whether a shareholder will have preemptive rights.

24.     Your offering appears to contemplate two phases.  Please revise to indicate when the first phase will terminate and how you will decide whether to proceed with the second phase of your offering.  Also, to the extent that your second phase will contain new or modified offering terms, such as the use of a selling agent, please revise your disclosure to indicate

that you will file an amended offering circular prior to making offers and sales, setting forth this new material. Lastly, you state that if you extend the offering beyond the existing shareholders you intend to sell such shares through the representative listed in Question 21. However, Question 21 does not currently identify the representative. Please reconcile the disclosure.

25.    We note the disclosure that in the case of shares sold to investors other than existing shareholders you intend to require a minimum investment of $5,000 for each sales transaction, but you reserve the right to waive the minimum at your discretion. Please provide clear disclosure as to how you plan to determine whether the minimum will apply or whether you may waive the minimum. In addition, given the ability to waive this minimum purchase requirement, it appears that there is not really a minimum purchase requirement. Please revise accordingly or advise.

## Dividends, Distributions and Redemptions, page 15

26.    We note the recent downward adjustment to the dividend rate. Please discuss the reason(s) for the decrease.

## Management Relationships, Transactions and Remuneration, page 20

27.    Your response to Question 40(b) indicates that you grant periodic cost of living or market rate adjustments to your employees and that you expect to continue this practice in the future. Please clarify when the last adjustment was made and indicate if any adjustment is currently contemplated.

28.    Clarify the "certain circumstances" under which Mr. Mansfield Jr. would receive severance compensation. Also, clarify the number of months of compensation Mr. Mansfield Jr. would receive in such instance based upon the current number of years of employment.

## Financial Statements

## Audited Financial Statements for the years ended December 31, 2009 and 2008

## Note 5-Long Term Debt

29.    We note your response to prior comment 31. However, to enhance an investor's understanding of your business, please revise to disclose clearly here (a) what the "unadvanced bond proceeds" represent, (b) where such funds are held, (c) your ability to access those funds for your operating purposes ,and (d) restrictions, if any.

Interim Financial Statements for the five months ended May 31, 2010 and 2009

Note 3- Allocation of Overheads

30.    It appears from your disclosures that you have not allocated the overheads to expense accounts and capital projects in the interim financial statements.  If material, please revise your interim financial statements to appropriately apply these overheads. Otherwise, tell us and disclose the nature of the overheads and where these overheads are currently reflected in your interim financial statements.  In addition, please reconcile the final sentence of Note 3 with the statement in Note 1 – Basis of Presentation that the unaudited financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present the financial statements fairly.

Management's Discussion and Analysis of Certain Relevant Factors, page 23

31.    Please revise to address your anticipated operating margin for next year.

32.    Please discuss in greater detail the company's experiences in 2008 and 2009 that illustrate the affect of weather and the strength of the local economy on your results of operations.

33.    It appears that the most significant drivers of your improved operating performance for the five months ended May 31, 2010 were declines in your purification and distribution expenses.  Please explain the nature of these declines in greater detail.

34.    We reissue comment 25 from our letter dated June 23, 2010.  Please revise the disclosure, here and throughout, to address, in greater detail, your current and near term capital requirements and spending needs – broken out by major project/requirement, existing current and near term loan and debt obligations and borrowing capacity.  Address your current ratio for the most recent period and discuss any trends in your current ratio.  In this regard we note your May 28, 2010 letter referenced "the need to raise significant capital over the coming years."

35.    Revise to briefly address the nature of your service area, including a discussion of economic and population growth.

Part III Exhibits

Exhibit 2.1

36.    We note the articles of incorporation filed as exhibit 2.1.  The exhibits provided are difficult to read.  Please re-file in a more readable format or file one complete copy of the articles of incorporation presently in effect, as amended.

Exhibit 4.1

37.     The representations specified in the subscription agreement requiring subscribers to represent that:

- The Subscriber has carefully reviewed your Offering Circular and the attachments and exhibits (Clause 1);
- The Subscriber has sufficient knowledge and experience in financial and business matters to fully evaluate the information provided, the terms of the offering, and the merits and risks of the investment (Clause 2); and,
- That Subscriber has conducted an investigation of the investment as they deem appropriate (Clause 2)

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws – including Section 14 of the Securities Act – specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

38.     We note the statement that the "Subscriber has been supplied with all the additional information concerning this investment that Subscriber has requested."  Please reconcile with the language on the table of contents regarding information not expressly set forth in the offering circular.

39.     We note the disclosure on page three that the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement.  Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares.  We may have further comment.

Exhibit 6.1

40.     Mr. Mansfield's employment agreement indicates his intention to retire at the end of the day on December 31, 2010.  Please revise your disclosure document to address the potential retirement of your Chief Executive, including the impact it will have on your operations – if any, and discuss your leadership succession plans in greater detail.  In addition, we note the modifications to the agreement.  If such modifications were written agreements, please file the separate agreements.

<u>Exhibit 11.1</u>

41.     Please revise the legality opinion to clearly state that the opinion is based upon the law of the state of incorporation, in this case Maine.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc:     Gregory Fryer
Fax:    (207) 774-7499